Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                                         Subject Company:  Gulf West Banks, Inc.
                                                   Commission File No. 000-23713



The following are excerpts from comments of Mack Whittle, the Chief Executive Officer of The South Financial Group, Inc. ("TSFG"), which were delivered at TSFG's Annual Shareholders Meeting held on April 30, 2002 at the Peace Center in Greenville, South Carolina.


Mack Whittle: Thank you, Mr. Timmons. I want to spend a little bit of time this morning and update you really on the progress we've made over the last 12 months and talk a little bit about what we see the focus of the Company for the next 12 months. If we could get the lights down just a little bit. As Mr. Timmons pointed out earlier, our Company is 15 years of age. This is our 16th annual meeting but we've been in operation a little over 15 years and during those 15 years have built a financial institution with assets currently of over $6 billion and a market capitalization of over $800 million. We've expanded into new markets -- Florida. You've heard us talk about the excitement we feel about the Florida part of our franchise and the contribution it should make to earnings on a go-forward basis in the Citrus Bank. And we've talked about our Internet strategy. You've heard that at a number of our annual meetings in the past. As Mr. Timmons pointed out, we have a pending merger with Gulf West. You had an opportunity to see Mr. Gordon Campbell earlier this morning. With that acquisition, on a pro forma basis, we will have a Company that should approach close to $7 billion by the end of the year and market capitalization could exceed $1 billion by the end of this year. It begins to add some mass to the Florida franchise, which is what we've been looking for in order to better serve the markets that you've heard us talk about in that Florida area. In our Internet strategy, we have not abandoned our Internet strategy. We've just recently completed a new strategic plan. We see the Internet as a viable part of our delivery system and you will see more and hear more from Caroline as we get into the year.

Last year I stood before you and told you about the focus for 2001 and what we hoped to accomplish as a Company. We accomplished many of our objectives last year. A number of those objections were a part of a three-year plan. This year our focus is as follows: We want to operate in the most attractive markets in the southeast and we feel that the Tampa Bay/St. Pete market is truly one of those attractive markets. We want to build consistent quarter-to-quarter earnings per share and as you'll see, we've done that over the last four quarters and look to continue to do that. We put before you last year a three-year plan that would take the Company to an ROA of 1.25% by the end of 2003 and an ROE (return on equity) of 14.50%, also by the end of 2003. We want to effectively manage the quality of our loans and our credit, and we've done that. We've done that even in the tough economic times that we're confronting. And we want to and will continue to increase that non-interest income which offers us a significant opportunity to continue to improve our earnings. We introduced a process we called "Elevate" -- that's the term we use internally. I'll talk a little bit about that as we go into the slides. The Elevate process should be a big contributor to helping us reach the goals on non-interest income. The footprint, the franchise that we operate, is important to us. We have seeked out strategic markets in areas that we felt we could be the most successful. We have made acquisitions and we've sold branches that didn't meet the criteria we felt that we could best serve. This gives you a sense of the communities that we currently serve both in South Carolina, North Carolina, and Florida. And with the Gulf West transaction, you can see the additional 15 offices that we'll pick up in the St. Pete/Tampa market. It's a franchise that can still grow. It's a footprint that we feel is as attractive as any financial institution's footprint in the southeast. We feel like we're in the markets that will allow us to get the kind of return our shareholders are looking for.

As we look at the markets to move into and the markets that we want to operate in, we look for markets that have growing population and growing per capita income levels. You see from this slide that those communities represent over 90% of the assets of our Company. Every market that we're in exceeds the national average in population growth expected for the next five years. Per capita income growth is also important. Per capita income growth means that we can increase our share, or we're in markets that are growing, so as we look to increase our

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deposit  share we can do that  from the  growth  that's  taken  place as well as taking business away from our competitors. We average 17.8% in per capita income growth, which is about 20% higher than the U.S. median. We talk about an attractive franchise and attractive footprint -- the markets we serve and the growth expected in those markets contributes to the way that footprint looks.

Once we get into those markets, it's important that we have a dominating share of the deposits. And that's measured on an annual basis by the FDIC. This gives you the ranking in South Carolina. We currently, after 15 years, are fourth in size in South Carolina with 8% of market share. We've done that, again, in 15 years. Wachovia is over 120 years old and the other three banks are at least 100 years old in their presence in the communities that we serve. We would have been larger had we kept a lot of the banks in markets that did not meet the criteria that we were looking for in order to create the franchise and the footprint that we need. The main markets in South Carolina that we serve, if you look at the next part of the slide, are Myrtle Beach, Columbia, Greenville, Spartanburg, and Charleston. We are beginning to dominate those markets from a deposit market-share standpoint. And as I mentioned earlier, with the acquisition of Gulf West in Florida, we will have a critical mass in that market where we should begin improving our deposit share in those markets.

Initially, our Company started with growth as our primary objective. We focused on profitability and we concentrated on risk but we felt we needed to have a certain critical mass in order to be competitive with our peers. Last year we stood before you and told you that we had changed that focus and that our priorities had shifted and that it was now time for the Company to begin earning the types of returns that our shareholders are entitled to. It was planned, it was strategic, and we initiated it last year. Since that initiation, you can see we've had four consecutive quarters of improved earnings. One of our objectives, one of our focuses, as I mentioned in the earlier slide, was to continue to have increased earnings per share on a quarterly basis. The management team is committed to that. Profitability is the top priority of our Company. We will continue to expand but we will expand where those acquisitions are financially accretive and they're financially accretive sooner rather than later. As those earnings have gone up, our efficiency ratio has come down. Our peer group right now runs about a 57% efficiency ratio. Our goal is to drive this efficiency ratio down to about 55% and we're hopeful we'll be able to do that or begin to show that by the end of this calendar year. The three-year financial goals which we set last year, you can see above, the 1.25% ROA and the 14.50% ROE. Those goals we intend to accomplish and are on track to accomplish by December 31, 2003. We introduced a sales process we called Elevate that will initiate a better sales process in all of our offices, whether that be in our back office or in our front office. We call this process Elevate, as I mentioned earlier, and one of those objectives is that we sell more products or we have our customers use more than one or two products. It's been proven that customer loyalty is tied to the number of accounts that a customer has with a given financial institution. So we feel that if we can drive this to 2-1/2 this year with a long-term goal of having 3-1/2 to 4 products per customer, then it will create more loyalty and in turn should create a greater return for shareholders. We talked about earnings per share growth -- our goal is to consistently have double-digit earnings per share growth, and we've done a good job on that over the last 12 months.

Now where will these additional earnings come from? One of the areas of opportunities that the Company has is an area called non-interest income. Those include trust services, insurance services, mortgage services, and brokerage services. New areas that we have gotten into in the last several years-- areas that we have not fully leveraged throughout the Company-- we intend to leverage out over the next several months. We've got an aggressive management team managing that currently and we look to see some substantial improvements there. To quantify that improvement, our peers run at 1.4, their ratio of non-interest income to assets. Ours runs about 90 basis points. If we could get to the average of our peers, it's worth over $24 million a year in earnings. So there is substantial earnings increase in non-interest income. The exciting part of this is that you can do this without taking additional risk as you do by growing a loan portfolio. So there are substantial opportunities here. We have an initiative that we've set forth the first of this year that we think will begin to show results in the third and fourth quarter of this year. The process that we're using to drive that, or one of the processes, is a process we called

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Elevate.  That's an internal  term that we use,  with the idea of elevating  our share price, elevating our customers, and in turn elevating the income of all of our employees. This process is a process that is developed by an internationally known firm that has worked with most of the large major financial institutions throughout the world.

We talked about stock performance. As you know, over the last few years, this slide didn't look quite this attractive. We're real proud of what we've been able to accomplish over the last 12 months and we're confident that you'll continue to see consistent earnings per share growth on a quarterly basis.

In summary, I want to go back over what we're focused on and I want to make an observation. In the past, as a smaller company, we would often get unfocused during times of acquisitions, during times of investments that we were taking public and doing quite well. Our management team is committed to stay focused on the earnings goals that we've talked about. We want to continue to grow, we want to continue to acquire, we want to do that from a prudent financial basis, we want to do that where it's accretive to the earnings that we've talked about here today. And we want to do that in markets in South Carolina, Florida, and North Carolina that we feel best suit the model of super-community banking that we feel we do best. I said this early, and I'll say it again, we want to provide you consistent quarter-to-quarter growth in earnings per share. Our three-year goals, which were set last year, seemed very ambitious. They are still ambitious. We will be at a 1.25 ROA by the end of next year and we plan to be at a 14.50 ROE by the end of December 31, 2003. Mike Sperry and his team have managed our credits efficiently. Our losses and non-performers are higher than they need to be. But the underlying risk in loss is lower than our peers. We are confident that that will come in line with our peers over the course of the next couple quarters and they too will be a contributor to the earnings that we need in order to get to these goals that we have set. I talked about the top-line revenue growth, the non-interest income. That truly is an area where we have an incredible opportunity. We run below our peers. Our peers are much older than we are. They've had a lot longer to go after trust business, go after insurance business. As most of you know who have been to many of our annual meetings, we focused on gathering deposits and making loans as traditional banks. Now that we have a platform and a strategic mass, it's time to begin to grow the non-interest income side of the financial statement.

That concludes the formal part of the presentation. I'll be glad to open it up for questions if anyone has any questions.







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